HONGLI GROUP INC.

February 17, 2023

Jeff Kauten
Division of Corporation Finance
Office of Technology
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	Hongli Group Inc. Amendment No. 13 to Registration Statement on Form F-1 Filed February 10, 2023 File No. 333-261945

Dear Mr. Kauten:

This letter is in response to the letter dated February 16, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Hongli Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 13 to Registration Statement on Form F-1 filed February 10, 2023

The Offering, page 26

1.	Please update the use of proceeds section here to acknowledge the fact that Hongli Shandong has received the bank loan in connection with its Expansion Plan and how that impacts your use of proceeds from this offering.

Response: We respectfully advise the Staff that, as the Company has obtained the bank loan from Bank of Weifang in connection with the Expansion Plan as disclosed in the Registration Statement, we revised the disclosures on page 26 of the Registration Statement to remove the assumptions accordingly.

Capitalization, page 75

2.	Please revise the Capitalization table as follows:

●	Include a “pro forma” column reflecting receipt of the proceeds of the loan from the Bank of Weifang.

●	Reflect the repayment of the loan with offering proceeds in the final column, which should be relabeled “pro forma as adjusted.”

●	Revise the introductory bullet points to the table to include a discussion of the loan closing as well as the use of proceeds to repay a portion of the loan and amounts still due on the acquisition of Yingxuan Assets.

●	Revise footnotes (1) and (3) to remove references to the information that that will be incorporated into the table based on the previous bullet points.

●	Explain the reason for footnote (2) or revise to remove.

Response: In response to the Staff’s comments, we revised the Capitalization table on page 75 of the Registration Statement.

Exhibits

3.	Please file the loan agreement with the Bank of Weifang as an exhibit to your registration statement. Refer to Item 601(b)(10(i)(A) of Regulation S-K.

Response: In response to the Staff’s comments, we filed the Company’s loan agreement with the Bank of Weifang as Exhibit 10.16 to the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

[Signature Page Follows]

By:	/s/ Jie Liu
Jie Lu
Chief Executive Officer

Arila Zhou, Esq.
Robinson & Cole LLP

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